

November 9, 2011

Via E-mail
Nikhil A. Mehta
Chief Financial Officer
Clean Diesel Technologies, Inc.
4567 Telephone Road, Suite 206
Ventura, CA 93003

> **Re:** **Clean Diesel Technologies, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 13, 2011**
> **File No. 333-177309**

Dear Mr. Mehta:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that our equity line accommodation extends only to equity line financings registered as indirect primary offerings where the number of shares registered is 1/3 or less of the number of the company's presently outstanding shares held by non-affiliates. To register the amount of shares that you are proposing, you would have to be eligible to conduct a primary offering on Form S-3. Please reduce the number of shares that you are registering to an amount no more than 1/3 of your presently outstanding shares held by non-affiliates.

2. Please clarify for us, with a view toward disclosure, the circumstances under which you would decide to issue the additional commitment fee shares, and how you would determine the "pro rata" amount. For example, do you intend for this amount to be proportionate to the percentage of the 2.5 million shares you are registering that are the subject of a put? Does the market value of the shares at the time of the put have an

impact on the number of additional commitment shares you may decide to issue? We may have additional comments upon review of your response.

Table of Contents, page i

3. Please remove the last clause of the fourth paragraph that states, "we cannot assure you as to the accuracy or completeness of this information." In this regard, we note that investors are entitled to rely upon, and you may not disclaim your responsibility for, the information included in the prospectus. Please also comply with this comment in regards to the statement in your Selling Stockholder section that the information included therein "was obtained from the selling stockholder but has not been independently verified by [you]."

Summary, page 1

4. Please disclose in your prospectus summary the current number of shares that LPC may sell based on the current market price of your shares and ignoring any restrictions on the number of shares that LPC can own at any time.

The LPC Transaction, page 13

General, page 13

5. Please discuss the likelihood that you will ever receive the full amount of proceeds available under the equity line agreement.

Events of Default, page 14

6. Please revise your disclosure to clarify whether the events of default listed under this heading serve to terminate the agreement or to allow LPC to reject a put or delay acceptance of shares put to it or to do otherwise. We may have additional comments upon review of your response.

Plan of Distribution, page 17

7. We note your statement at the end of this section that the "offering will terminate on the date that all shares offered by this prospectus have been sold by LPC or when all such shares may be sold without restriction pursuant to Rule 144(b)(1)(i) under the Securities Act." Given that consistent with our equity line accommodation you have named LPC as an underwriter in your prospectus, please revise your disclosure under this heading to remove the implication that LPC may avoid underwriter status under the Rule 144 safe harbor.

Exhibit 5.1

8. Please have counsel revise its opinion to ensure that the number of shares to which it refers is consistent with the amount you are registering for resale. We note that the opinion indicates that 2,379,<u>529</u>, rather than 2,379,<u>259</u>, of those shares being registered for resale are issuable as Purchase Shares by the company pursuant the Purchase Agreement.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or me at (202) 551-3765 with any questions.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director

cc: Marianne C. Sarrazin
        Reed Smith LLP (via E-mail)